Exhibit 99.1

China Zenix Auto International Reports Fourth Quarter

and Full Year 2016 Results

- Net cash flow from operations in 2016 reached RMB179.2 million (US$25.8 million), Expenditures and deposits related to property, plant and equipment in 2016 was RMB29.5 million (US$4.3 million) -

ZHANGZHOU, China, March 30, 2017 – China Zenix Auto International Limited (NYSE: ZX) (“Zenix Auto” or “the Company”), the largest commercial vehicle wheel manufacturer in China in both the aftermarket and OEM market by sales volume, today announced its unaudited financial results for the fourth quarter and full year ended December 31, 2016.

Financial Highlights

Fourth Quarter 2016:

•	Revenue was RMB591.9 million (US$85.3 million), up 0.7% year-over-year from RMB587.5 million in the fourth quarter of 2015;

•	Gross margin was 15.0%;

•	Net loss and total comprehensive loss was RMB11.6 million (US$1.7 million) with loss per American Depositary Share (“ADS”) of RMB0.23 (US$ 0.03) compared with net profit and total comprehensive income of RMB8.6 million with earnings per ADS of RMB0.17 in the fourth quarter of 2015;

•	On December 31, 2016, total cash and cash equivalents and fixed bank deposits with maturity period over three months were RMB 1,186.8 million (US$ 170.9 million).

Full Year 2016:

•	Revenue was RMB2,249.5 million (US$324.0 million) compared with RMB2,445.8 million in 2015;

•	Gross margin of 17.2%, up from 14.9% in 2015;

•	Net loss and total comprehensive loss was RMB25.9 million (US$3.7 million) with loss per ADS of RMB0.50 (US$0.07) compared with net loss of RMB28.6 million with loss per ADS of RMB0.55 in 2015;

•	Net cash flow from operations was RMB179.2 million (US$25.8 million).

Mr. Junqiu Gao, Deputy CEO and Chief Sales and Marketing Officer of Zenix Auto, commented, “Our OEM sales growth continues to reflect the turnaround in the heavy- and medium-duty truck market in China during 2016. We have increased our investment in research and development to develop new materials and wheel designs for the steel and aluminum wheel markets, and to maintain our marker leadership.”

Mr. Martin Cheung, CFO of Zenix Auto, commented, “We continue to focus on generating positive cash flow from operations to strengthen our cash position and balance sheet. We are managing our current assets and liabilities to contribute to our financial condition.”

2016 Fourth Quarter Results

Revenue for the fourth quarter ended December 31, 2016 was RMB 591.9 million (US$85.3 million) from RMB587.5 million for the fourth quarter of 2015. The increase in revenue on a year-over-year basis was mainly driven by renewed growth in truck sales in China, especially for the heavy- and medium-duty trucks.

Aftermarket sales in China decreased by 13.5% year-over-year to RMB248.4 million (US$35.8 million) in the fourth quarter of 2016 from RMB287.2 million in the fourth quarter of 2015. Total unit sales in the aftermarket decreased by 14.2% year-over-year while pricing increased slightly. The aftermarket wheel segment remained weak as the logistic-based truck market remained sluggish and price competition stayed intense.

Sales to the Chinese OEM market increased by 20.4% year-over-year to RMB255.7 million (US$36.8 million) in the fourth quarter of 2016 compared to RMB212.3 million in the same quarter of 2015. Total unit sales in the OEM market increased by 13.2% year-over-year as a result of strong truck sales, especially heavy- and medium-duty trucks, during the fourth quarter of 2016.

International sales decreased slightly by 0.2% year-over-year to RMB 87.8 million (US$12.6 million) in the fourth quarter of 2016 compared to sales of RMB88.0 million in the fourth quarter of 2015. Total unit sales in the international sales increased by 3.1% year-over-year in the fourth quarter of 2016 but the weaker economic environment in our main market, Southeast Asia, negatively affected overall sales.

In the fourth quarter of 2016, domestic aftermarket sales, domestic OEM sales and international sales contributed 42.0%, 43.2% and 14.8% of revenue, respectively.

Sales of tubed steel wheels comprised 52.4% of 2016 fourth quarter revenue compared to 53.9% in the same quarter in 2015. Tubeless steel wheel sales represented 35.4% of fourth quarter revenue compared to 36.5% in the same quarter of 2015. Tubed and tubeless steel wheel sales remained the main sources of revenue for the Company. However, sales of aluminum wheels increased and accounted for 7.9% of fourth quarter revenue as compared to 4.7% in the same quarter a year ago.

Fourth quarter gross profit decreased by 21.3% to RMB 88.8 million (US$12.8 million), compared to RMB112.9 million in the same quarter in 2015. Gross margin was 15.0%, compared with 19.2% in the fourth quarter of 2015. The decrease in gross margin on a year-over-year basis was mainly driven by the price appreciation of raw materials, namely steel, which outpaced Zenix’s wheel price increase.

Selling and distribution expenses increased by 0.7% to RMB45.4 million (US$6.5 million) from RMB45.1 million in the fourth quarter of 2015. As a percentage of revenue, selling and distribution costs were 7.7% in the fourth quarter of 2016, compared to 7.7% in the same quarter a year ago.

Research and development (“R&D”) expenses increased by 65.1% to RMB23.5 million (US$3.4 million), compared to RMB14.3 million in the fourth quarter of 2015. R&D as a percentage of revenue was 4.0% in the fourth quarter of 2016, compared to 2.4% in same quarter of 2015.

Administrative expenses decreased by 9.6% to RMB 34.4 million (US$5.0 million) from RMB38.1 million in the fourth quarter of 2015, mainly due to effective cost control measures partially offset by the increase of office building depreciation in the aluminum wheel production facility. As a percentage of revenue, administrative expenses were 5.8% in the fourth quarter of 2016, compared to 6.5% of revenue in the fourth quarter of 2015.

Net loss and total comprehensive loss for the fourth quarter of 2016 was RMB11.6 million (US$1.7 million), compared to net profit and total comprehensive income of RMB8.6 million in the same quarter of 2015.

Basic and diluted loss per ADS in the fourth quarter of 2016 were RMB 0.23 (US$0.03) compared to basic and diluted earnings per ADS of RMB0.17 in the same quarter of 2015.

In the fourth quarter of 2016, the Company recorded net cash outflows from operating activities of RMM41.4 million (US$6.0 million). Capital expenditures for the purchase of property, plant and equipment in the fourth quarter were RMB3.7 million (US$0.5 million). Deposits paid for acquisition of property, plant and equipment in the fourth quarter were RMB2.7 million (US$0.4 million).

During the fourth quarter of 2016 and 2015, the weighted average number of ordinary shares was 206.5 million and the weighted average number of ADSs was 51.6 million.

2016 Full Year Results

Revenue for the year ended December 31, 2016 was RMB2,249.5 million (US$324.0 million) compared with RMB2,445.8 million in 2015.

Aftermarket sales decreased by 14.5% to RMB1,021.3 million (US$147.1 million) in 2016, and represented 45.4% of total revenue. Sales to the Chinese OEM market increased by 5.2% to RMB856.7 million (US$123.4 million) and represented 38.1% of total revenue. International sales decreased by 15.0% to RMB371.5 million (US$ 53.5 million) compared to last year, and represented 16.5% of total revenue.

Tubed steel wheel sales in 2016 accounted for 54.6% of revenue compared with 56.1% in 2015. Tubeless steel wheel sales accounted for 36.4% of revenue compared with 37.5% in 2015. With the increase in market acceptance, aluminum wheel sales accounted for 4.6% of revenue in 2016 compared with 1.1% in 2015.

Gross profit for year 2016 was RMB 387.5 million (US$55.8 million), compared with RMB363.8 million in 2015. Gross margin increased to 17.2% in 2016 from 14.9% in 2015.

Loss before taxation for the year 2016 was RMB25.6 million (US$3.7 million), compared with loss before taxation of RMB30.1 million in 2015.

Net loss and total comprehensive loss for full year 2016 was RMB25.9 million (US$3.7 million), compared with net loss and total comprehensive loss of RMB28.6 million in 2015. Basic and diluted loss per ordinary share and per ADS for the full year ended December 31, 2016 were RMB0.13 (US$0.02) and RMB0.50 (US$0.07), respectively.

As of December 31, 2016, Zenix Auto had bank balances and cash of RMB896.8 million (US$129.2 million) and fixed bank deposits with a maturity period over three months of RMB290.0 million (US$41.8 million). Total equity attributable to owners of the Company was RMB2,537.6 million (US$365.5 million).

For the year ended December 31, 2016, the Company recorded cash inflows from operating activities of RMB179.2 million (US$25.8 million). Capital expenditures for the purchase of property, plant and equipment were RMB15.1 million (US$2.2 million). Deposits paid for acquisition of property, plant and equipment were RMB14.5 million (US$2.1 million).

Conference Call Information

The Company will host a conference call, to be simultaneously webcast, on Thursday, March 30, 2017 at 8:00 a.m. ET/ 8:00 p.m. Beijing Time. Interested parties may participate in the conference call by dialing +1-877-407-0782 (U.S. Toll Free) or +1-201-689-8567 (International). Please dial in five minutes before the call start time and ask to be connected to the “China Zenix Auto” conference call.

A replay will be available shortly after the conclusion of the conference call through April 30, 2017, at 11:59 p.m. ET. Interested parties may access the replay by dialing +1-877-481-4010 (U.S. Toll Free) or +1-919-882-2331 (International) and using Conference ID 10278 to access the replay.

Exchange Rate Information

The United States dollar (US$) amounts disclosed in this press release are presented solely for the convenience of the reader. All translations from RMB to U.S. dollars are made at a rate of RMB6.943 to US$1.00, the effective noon buying rate as of December 31, 2016, in The City of New York, for cable transfers of RMB as set forth in the H.10 weekly statistical release of the Federal Reserve Board. The percentages stated are calculated based on RMB amounts.

About China Zenix Auto International Limited

China Zenix Auto International Limited is the largest commercial vehicle wheel manufacturer in China in both the aftermarket and OEM market by sales volume. The Company offers more than 772 series of aluminum wheels, tubed steel wheels, tubeless steel wheels, and off-road steel wheels in the aftermarket and OEM markets in China and internationally. The Company’s customers include large PRC commercial vehicle manufacturers, and it also exports products to over 80 distributors in more than 28 countries worldwide. With six large, strategically located manufacturing facilities in multiple regions across China, the Company has a designed annual production capacity of approximately 15.5 million units of steel and aluminum wheels as of December 31, 2016. For more information, please visit: www.zenixauto.com/en.

Safe Harbor

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. The Company may make written or oral forward-looking statements in its periodic reports to the SEC, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement. Further information regarding these risks is included in our filings with the SEC. The Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release and in the attachments is as of the date of the press release, and the Company undertakes no duty to update such information, except as required under applicable law.

For more information, please contact

Kevin Theiss

Investor Relations

Awaken Advisors

Tel: +1-646-726-6511

Email: Kevin.Theiss@awakenlab.com

- tables follow –

China Zenix Auto International Limited

Unaudited Condensed Consolidated Statements of Profit or Loss and Other Comprehensive Income

For the three months ended December 31, 2016 and 2015

(RMB and US$ amounts expressed in thousands, except number of shares and ADSs and per share data)

	Three months ended December 31,
	2015	2016	2016
	RMB’ 000	RMB’ 000	US$’ 000

Revenue	587,502	591,888	85,250

Cost of sales	(474,620)	(503,068)	(72,457)

Gross profit	112,882	88,820	12,793

Other operating income	3,086	4,978	717

Net exchange gain	701	1,602	231

Selling and distribution costs	(45,109)	(45,432)	(6,544)

Research and development expenses	(14,252)	(23,528)	(3,389)

Administrative expenses	(38,059)	(34,423)	(4,958)

Finance costs	(6,100)	(5,344)	(770)

Profit (loss) before taxation	13,149	(13,327)	(1,920)

Income tax (expense) credit	(4,566)	1,700	245

Profit (loss) and total comprehensive income (loss) for the period	8,583	(11,627)	(1,675)

Earnings (loss) per share

Basic	0.04	(0.06)	(0.01)

Diluted	0.04	(0.06)	(0.01)

Earnings (loss) per ADS

Basic	0.17	(0.23)	(0.03)

Diluted	0.17	(0.23)	(0.03)

Shares	206,500,000	206,500,000	206,500,000

ADSs	51,625,000	51,625,000	51,625,000

China Zenix Auto International Limited

Unaudited Condensed Consolidated Statements of Profit or Loss and Other Comprehensive Income

For the years ended December 31, 2016 and 2015

(RMB and US$ amounts expressed in thousands, except number of shares and ADSs and per share data)

	2015	2016	2016
	RMB’ 000	RMB’ 000	US$’ 000

Revenue	2,445,756	2,249,533	324,000

Cost of sales	(2,081,976)	(1,862,017)	(268,186)

Gross profit	363,780	387,516	55,814

Other operating income	16,410	11,680	1,682

Net exchange gain	5,793	2,546	367

Selling and distribution costs	(212,273)	(181,911)	(26,201)

Research and development expenses	(51,253)	(84,639)	(12,191)

Administrative expenses	(136,681)	(139,377)	(20,074)

Finance costs	(15,913)	(21,387)	(3,080)

Loss before taxation	(30,137)	(25,572)	(3,683)

Income tax credit (expense)	1,570	(352)	(51)

Loss and total comprehensive loss for the year	(28,567)	(25,924)	(3,734)

Loss per share

Basic	(0.14)	(0.13)	(0.02)

Diluted	(0.14)	(0.13)	(0.02)

Loss per ADS

Basic	(0.55)	(0.50)	(0.07)

Diluted	(0.55)	(0.50)	(0.07)

Shares	206,500,000	206,500,000	206,500,000

ADSs	51,625,000	51,625,000	51,625,000

China Zenix Auto International Limited

Unaudited Consolidated Statements of Financial Position

(RMB and US$ amounts expressed in thousands)

	December 31, 2015	December 31, 2016	December 31, 2016
	RMB’000	RMB’000	US$’000
ASSETS
Current Assets
Inventories	181,905	138,740	19,983
Trade and other receivables and prepayments	613,418	695,856	100,224
Prepaid lease payments	9,425	9,425	1,357
Pledged bank deposits	28,200	32,100	4,623
Fixed bank deposits with maturity period over three months	260,000	290,000	41,769
Bank balances and cash	817,247	896,799	129,166

Total current assets	1,910,195	2,062,920	297,122

Non-Current Assets
Property, plant and equipment	1,506,318	1,379,287	198,659
Prepaid lease payments	385,874	376,449	54,220
Deferred tax assets	15,958	23,836	3,433
Intangible assets	17,000	17,000	2,449

Total non-current assets	1,925,150	1,796,572	258,761

Total assets	3,835,345	3,859,492	555,883

EQUITY AND LIABILITIES
Current Liabilities
Trade and other payables and accruals	606,922	668,633	96,302
Amount due to a shareholder	11,679	1,398	201
Taxation payable	674	109	16
Short- term bank borrowings	558,000	558,000	80,369

Total current liabilities	1,177,275	1,228,140	176,888

Non-current liabilities
Deferred tax liabilities	85,284	85,286	12,284
Deferred income	9,292	8,496	1,224

Total non-current liabilities	94,576	93,782	13,508

Total liabilities	1,271,851	1,321,922	190,396

EQUITY

Share capital	136	136	20
Paid in capital	392,076	392,076	56,471
Reserves	2,171,282	2,145,358	308,996

Total equity attributable to owners of the company	2,563,494	2,537,570	365,487

Total equity and liabilities	3,835,345	3,859,492	555,883

China Zenix Auto International Limited

Unaudited Consolidated Statement of Cash Flows

For the year ended December 31, 2016

(RMB and US$ amounts expressed in thousands)

OPERATING ACTIVITIES	Year Ended December 31, 2016
	RMB’ 000	US$’ 000
Loss before taxation	(25,572)	(3,683)
Adjustments for:
Amortization of prepaid lease payments	9,425	1,357
Depreciation of property plant and equipment	154,783	22,293
Release of deferred income	(796)	(115)
Finance costs	21,387	3,080
Interest income	(11,126)	(1,602)
Loss on disposal of property, plant and equipment	105	15

Operating cash flows before movements in working capital	148,206	21,345
Decrease in inventories	43,165	6,217
Increase in trade and other receivables and prepayments	(82,407)	(11,870)
Increase in trade and other payables and accruals	67,363	9,702

Cash generated from operations	176,327	25,394
Interest received	11,123	1,602
PRC income tax refund	510	73
PRC income tax paid	(8,793)	(1,266)

NET CASH FROM OPERATING ACTIVITIES	179,167	25,803

INVESTING ACTIVITIES
Purchase of property, plant and equipment	(15,082)	(2,172)
Placement of pledged bank deposits	(20,290)	(2,922)
Withdrawal of pledged bank deposits	16,390	2,361
Deposits paid for acquisition of property, plant and equipment	(14,464)	(2,083)
Placement of fixed bank deposits with maturity periods over three months	(720,000)	(103,702)
Withdrawal of fixed bank deposits with maturity periods over three months	690,000	99,381

NET CASH USED IN INVESTING ACTIVITIES	(63,446)	(9,137)

FINANCING ACTIVITIES
New bank borrowings raised	558,000	80,369
Repayment of bank borrowings	(558,000)	(80,369)
Interest paid	(25,350)	(3,651)
Repayment to a shareholder	(14,736)	(2,123)
Advance from a shareholder	4,455	642

NET CASH FROM FINANCING ACTIVITIES	(35,631)	(5,132)

NET INCREASE IN CASH AND CASH EQUIVALENTS	80,090	11,534
Cash and cash equivalents at beginning of the year	817,247	117,708

Effect of foreign exchange rate changes	(538)	(76)

Cash and cash equivalents at end of the year	896,799	129,166